Zeus Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2015

REVENUES

Commissions	$	6,670
Mutual Fund and Annuity Commission		38,066
Management Fee Income		11,206
Other income		101
Interest Income		13
Total revenues		56,056

EXPENSES

Commissions to agents/representatives	45,310
Clearing costs	11,876
Regulatory fees and expenses	1,769
Professional fees	3,298
Office expenses	563
Rent, occupancy, and related costs	6,698
Miscellaneous expenses	2,831
Total expenses	72,345

NET LOSS BEFORE TAXES	$	(16,289)
NYS Franchise Tax		25
Net Loss	$	(16,314)

See accompanying notes to financial statements

-4-